Exhibit 99.2

87215 CANADA LIMITED

May 1, 2006

To:	Claridge Israel LLC

Dear Sirs:

Reference is made to the proposed agreement among Charles Rosner Bronfman Family Trust, CBT Holdings, LLC, Claridge Israel LLC, Esarbee Investments Limited, The Charles R. Bronfman Trust and Anfield Limited as vendors and Discount Investment Corp. Ltd. as purchaser with respect to the ordinary shares of Koor Industries Limited.

We hereby confirm that we have agreed, for good and valuable consideration acknowledged to have been received, to the termination of the option which you granted us in June 2004 to purchase 104,669 ordinary shares of Koor Industries Limited effective immediately provided that the option will be reinstituted in the event of the termination or other cancellation of the Share Purchase Agreement prior to the Closing thereof.

Yours very truly,

/s/ E. Leo Kolber

_________________________